Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: International Flavors & Fragrances Inc.

Subject Companies: International Flavors & Fragrances Inc.; Frutarom Industries Ltd.

Filer’s Commission File Number: 1-4858

Date: May 14, 2018

Dear Colleague,

It has been a busy and exciting week for IFF and I want to give you an update on what has happened since last Monday, including our outreach and feedback post the deal announcement.

Together with Ori Yehudai, Frutarom’s CEO, the investor call on Monday went very well, with almost 400 people joining. The strategic rationale around the deal – giving us a stronger foothold in naturals and exposing us further to the fast-growing customers and attractive adjacencies – is resonating well across all audiences – employees, customers, and investors alike. This transaction will help us serve our customers better across all markets – something I believe we can all get behind – while it positions IFF closer to #1 in the industry.

We received some very positive feedback from the investor community. We’ve spoken to many analyst and investors as well as media. Ori and the team in Tel Aviv have a similar effort underway with their investors and media. Some examples:

•	“Sweet Deal for Top 10 Flavors Firm” – UBS

•	“A Savory Deal All Around” – Financial Times

•	“International Flavors & Fragrances (IFF): Becomes a Global Leader with Frutarom Deal” – Consumer Edge

•	“Flavors Giant Adds Israeli Spice in $6.4 Billion Deal: Such Firms Have Become More Important As Consumers Demand Healthier, More Natural Ingredients” – Wall Street Journal

•	From Dow Jones – “Bernstein says the deal should lift IFF’s growth trajectory to ‘a higher level’ due to a large shift in customer base and an improvement in category-growth leverage from natural ingredients.”

•	From Bloomberg – “In acquiring a creator of alfalfa and wild cherry bark flavors, IFF is tapping the fast-growing market for natural food ingredients.”

In addition, JP Morgan Chase upgraded IFF from Underweight to Neutral – a great response to the news. This link will take you to a quick snapshot of the positive feedback we have been getting.

So, what is next? As mentioned before, we anticipate the deal to close within 6-9 months. In the meanwhile, we need to focus on our core business. Reflecting on the excellent Q1 results we posted on Monday, we need to keep and build on the momentum we established at the top of 2018. It’s clear to me we can do it – let’s keep up the great work!

In the meanwhile, you should know that we are fully committed to keeping you updated as we progress with our integration planning. As a reminder, if you are approached by any media regarding this transaction (or for any reason), please forward the request to Michael DeVeau.

Thank you for your outstanding work in Q1 and for your continued passion for IFF!

Andreas

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding IFF’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements. Statements in this communication concerning IFF’s business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of IFF based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from IFF’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IFF is unable to predict or control, that may cause IFF’s actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in IFF’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to IFF’s proposed acquisition of Frutarom include, but are not limited to, the inability to obtain required regulatory approvals for the acquisition, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the acquisition, the inability to obtain the requisite Frutarom shareholder approval of the transaction, the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all, the failure of the proposed transaction to close for any other reason, uncertainties as to access to available financing (including financing for the acquisition or refinancing of IFF or Frutarom debt) on a timely basis and on reasonable terms, the impact of IFF’s proposed financing on its liquidity and flexibility to respond to other business opportunities, whether the acquisition will have the accretive effect on IFF’s earnings or cash flows that it expects, the inability to obtain, or delays in obtaining, cost savings and synergies from the acquisition, costs and difficulties related to the integration of Frutarom’s businesses and operations with IFF businesses and operations, unexpected costs, liabilities, charges or expenses resulting from the acquisition, adverse effects on IFF’s stock price resulting from the acquisition, the inability to retain key personnel, and potential adverse reactions, changes to business relationships or competitive responses resulting from the acquisition.

In addition to the factors set forth above, other factors that may affect IFF’s plans, results or stock price are set forth in IFF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Many of these factors are beyond IFF’s control and IFF cautions investors that any forward-looking statements made by IFF are not guarantees of future performance. IFF disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. IFF will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Frutarom that also constitutes a prospectus of IFF. INVESTORS AND SECURITY HOLDERS OF FRUTAROM ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement (when available) and other documents filed with the SEC by the parties through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IFF will be available free of charge on IFF’s internet website at ir.iff.com.